Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 000-55428

July 26, 2021

Exhibit 99.1

Independence Realty Trust Reports Second Quarter 2021 Financial Results & Increases Full Year 2021 Guidance

Announces Strategic Merger with Steadfast Apartment REIT, to Create a Leading Sunbelt Multifamily Operator

IRT to Host a Conference Call Today at 5pm ET to Discuss Merger Announcement & Second Quarter 2021 Results

PHILADELPHIA – (BUSINESS WIRE) – July 26, 2021 — Independence Realty Trust, Inc. (“IRT”) (NYSE: IRT), a multifamily apartment REIT, today reported its second quarter 2021 financial results.

Second Quarter Highlights

•	Net income available to common shares of $3.4 million for the quarter ended June 30, 2021 compared to a net income of $0.8 million for the quarter ended June 30, 2020.

•	Earnings per diluted share of $0.03 for the quarter ended June 30, 2021 compared to $0.01 for the quarter ended June 30, 2020.

•	Same store net operating income (“NOI”) growth of 9.6% for the quarter ended June 30, 2021 compared to the quarter ended June 30, 2020.

•

Core Funds from Operations (“CFFO”) of $20.2 million for the quarter ended June 30, 2021 compared to $16.4 million for the quarter ended June 30, 2020. CFFO per share was $0.20 for the second quarter of 2021, as compared to $0.17 for the second quarter of 2020.

•	Adjusted EBITDA of $28.7 million for the quarter ended June 30, 2021 compared to $25.6 million for the quarter ended June 30, 2020.

•	Collected 98.4% of rents billed during the quarter ended June 30, 2021.

•	Company increases fiscal year 2021 same store NOI and CFFO guidance targets.

Included later in this press release are definitions of NOI, CFFO, Adjusted EBITDA and other Non-GAAP financial measures and reconciliations of such measures to their most comparable financial measures as calculated and presented in accordance with GAAP.

Merger Agreement with Steadfast Apartment REIT

IRT and Steadfast Apartment REIT today announced that they have entered into a definitive merger agreement under which Steadfast will merge with IRT, with IRT surviving as the continuing company. The merger will join together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region of the United States. The combined company will own and operate over 38,000 apartment units across 131 multifamily communities in non-gateway MSA’s in 16 states, increase IRT’s exposure to core markets including Atlanta and Dallas, and expand its presence into attractive new markets including Denver and Nashville. Pro forma equity market capitalization of the combined company is expected to be approximately $4 billion, with a pro forma total market capitalization of approximately $7 billion. Under the terms of the merger agreement, each Steadfast common share will be converted into 0.905 shares of newly issued IRT common stock. On a pro forma basis, following the merger, IRT shareholders are expected to own approximately 50% of the combined company’s equity, and Steadfast shareholders are expected to own approximately 50%. The transaction is expected to close during the fourth quarter of 2021, subject to customary closing conditions, including approval of both IRT and Steadfast shareholders. This strategic transaction was unanimously approved by the Board of Directors of IRT and the Board of Directors of Steadfast.

Management Commentary

“Strong momentum continues at IRT, as evidenced by exceptional second quarter results. Our performance was supported by favorable trends, including positive population and employment growth dynamics in our markets, as well as our initiatives to increase occupancy levels and drive rent growth,” said Scott Schaeffer, Chairman and CEO of IRT. “In the second quarter of 2021, we increased same store NOI by 9.6%, with occupancy rates up 300 basis points from a year ago to 96.1% and lease over lease rental rates up 7.3%. We continued to see strong results from our value add program and made new investments, including the acquisition of communities in Charlotte and Dallas, as well as, the closing of a joint venture to develop a community in Richmond, VA. As a result of our strong results and increased positive outlook, we are raising our full year 2021 CFFO per share and same store NOI growth guidance.”

Scott Schaeffer continued, “We are incredibly optimistic for what lies ahead at IRT. The combination of IRT and Steadfast will create a leading, more diversified multifamily REIT focused on non-gateway markets in the high-growth Sunbelt region. We are excited for this unique opportunity to expand our proven value add program and unlock value across the combined portfolio, as we expect to add 12,000 Steadfast units to our value add pipeline. Through increased scale and operational efficiencies, we expect to generate approximately $28 million in annual cost synergies, as we look forward to integrating best practices from both companies and driving long-term value creation for our stakeholders.”

Same Store Property Operating Results

	Second Quarter 2021 Compared to Second Quarter 2020(1)	Six Months Ended 6/30/21 Compared to Six Months Ended 6/30/20
Rental and other property revenue	8.5% increase	7.1% increase
Property operating expenses	6.8% increase	6.5% increase
Net operating income (“NOI”)	9.6% increase	7.5% increase
Portfolio average occupancy	300 bps increase to 96.1%	280 bps increase to 95.7%
Portfolio average rental rate	3.9% increase to $1,146	3.4% increase to $1,136
NOI Margin	60 bps increase to 60.7%	20 bps increase to 61.1%
(1)	Same store portfolio for the three and twelve months ended June 30, 2021 includes 53 properties, which represent 14,843 units.

Same Store Property Operating Results, Excluding Value Add

The same store portfolio results below exclude 20 communities that are both part of the same store portfolio and were actively undergoing Value Add renovations during the three months ended June 30, 2021.

	Second Quarter 2021 Compared to Second Quarter 2020(1)	Six Months Ended 6/30/21 Compared to Six Months Ended 6/30/20(1)
Rental and other property revenue	5.5% increase	4.1% increase
Property operating expenses	7.1% increase	5.8% increase
Net operating income (“NOI”)	4.6% increase	3.0% increase
Portfolio average occupancy	210 bps increase to 96.7%	190 bps increase to 96.3%
Portfolio average rental rate	2.1% increase to $1,101	1.8% increase to $1,094
NOI Margin	60 bps decrease to 60.5%	60 bps decrease to 60.9%
(1)	Same store portfolio, excluding value add, for the three months ended June 30, 2021 includes 33 properties, which represent 8,607 units.

COVID-19 Metrics (1)(2)

Rent collections	2Q 2021	2Q 2020	1Q 2021
Rent collected for the period presented, as a percentage of rent billed (3)	98.4%	98.1%	99.2%
(1)	Dollar amounts in thousands. All metrics presented are for our total portfolio in the period presented.
(2)	All metrics are based on our internal data, which management uses to monitor property performance on a daily or weekly basis.
(3)

Rent collected as a percentage of rent billed includes rent deferred under any deferred payment plans that may have been offered in the period presented. Deferred payment plans were offered to residents in 2020 and early 2021 to allow residents to defer a portion of their monthly rent for one or more months or to repay over time past-due rent which was unpaid due to a COVID-related financial hardship. As of June 30, 2021, there were 16 active deferred payment plans with an aggregate of $11,949 of deferred rent outstanding.

As a result of the COVID-19 pandemic, we recorded a provision for bad debts of $78,000 in the second quarter of 2021. The table below presents additional details on the components of bad debt:

Components of Bad Debt (1)	2Q 2021		2Q 2020		1Q 2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Charge-offs, net	$512	0.9%	$28	0.0%	$386	0.7%
Provision for bad debt	$78	0.1%	$723	1.4%	$47	0.1%
Net bad debt	$590	1.0%	$751	1.4%	$433	0.8%
(1)

Dollar amounts are in thousands and percentages are as a percentage of total rental and other property income. Bad debt is recorded as a reduction to rental and other property revenue in our consolidated statements of operations.

Operating statistics	July 2021	July 2020	2Q 2021
Rent collected for the period presented, as a percentage of rent billed (1)	95.7%	98.2%	98.4%
Total portfolio average occupancy	96.1%	93.8%	95.9%
Total portfolio average effective monthly rent per unit	$1,196	$1,109	$1,171
Resident retention rate	64.1%	59.1%	54.8%
(1)	Rent collected as a percentage of rent billed includes rent deferred under any deferred payment plans that may have been offered in the period presented.

Lease-Over-Lease Effective Rent Growth (1)

The table below depicts lease-over-lease effective rent growth for all new and renewal leases entered into during the respective periods for the 53-property same store portfolio.

Lease Type	2Q 2021	3Q 2021(2)
New Leases	11.4%	17.5%
Renewal Leases	3.7%	4.6%
Total	7.3%	6.7%
(1)

Lease-over-lease effective rent growth represents the change in effective monthly rent, as adjusted for concessions, for each unit that had a prior lease and current lease that are for a term of 9-13 months.

(2)	For new leases and renewals commencing during 3Q 2021 that were signed as of July 21, 2021.

Value Add Program

We completed renovations on 228 units during the quarter ended June 30, 2021. From inception of our value add program in January 2018 through June 30, 2021, we completed renovations on 4,089 units, achieving a return on investment of 17.1% (19.3% on interior renovation costs) and an average monthly rental increase of 18.9%.

Capital Recycling

In the second quarter of 2021, we continued our capital recycling activity in support of our ongoing initiative to establish and grow our presence in markets where we see long-term growth opportunities and reevaluate those that may not be attractive long-term investments.

Acquisitions/Joint Venture:

•

Solis City Park in Charlotte, NC: On May 18, 2021, we acquired a 272-unit new construction community for $66.5 million. This acquisition expanded our footprint in Charlotte from 208 units to 480 units.

•	Cyan Craig Ranch in Dallas, TX: On June 8, 2021, we acquired a 322-unit new construction community for $73.4 million. This acquisition expanded our footprint in Dallas from 985 units to 1,307 units.
•

Joint Venture in Richmond, VA: On June 8, 2021, we closed on our initial investment in a joint venture to develop a 402-unit community with our joint venture partner who is managing construction that is expected to take 18 months to complete.  IRT's investment is expected to total $16 million.

Dispositions/Property Held for Sale:

•

Kings Landing in St. Louis, MO: We identified this community as an asset held for sale in the second quarter of 2021 and expect to record a gain on disposition of $11.5 million in the third quarter of 2021.

Financial Flexibility

As of June 30, 2021, we had a total liquidity position of approximately $238.1 million, which includes unrestricted cash and additional capacity under our unsecured line of credit.

On May 18, 2021, we closed on a new 5-year $200 million term loan which extended our debt maturities and lowered our interest rate by 10bps. Proceeds from the term loan were used to repay outstanding borrowings on our line of credit and did not increase our indebtedness.

On June 29, 2021, we settled forward sale contracts associated with 2.9 million shares of our stock that were previously issued on a forward basis under our ATM program. In connection with the settlement of the forward sale contracts, we received proceeds of $41.7 million.

As of June 30, 2021, our pro forma net debt to Adjusted EBITDA was 8.5x, down from 9.2x on a year-over-basis. We remain focused on reducing leverage and achieving our mid-term net debt to adjusted EBITDA target of mid-7’s.

Capital Expenditures

For the three months ended June 30, 2021, recurring capital expenditures for the total portfolio were $1.8 million, or $112 per unit.

Distributions

On June 14, 2021, our Board of Directors declared a quarterly cash dividend of $0.12 per share of our common stock, which was paid on July 23, 2021 to stockholders of record at the close of business on July 2, 2021.

2021 EPS and CFFO Guidance

Given portfolio performance during the quarter ended June 30, 2021 and into the second half of the year, IRT is increasing its 2021 full year guidance.

	Previous Guidance		Current Guidance
2021 Full Year EPS and CFFO Guidance (1)(2)	Low	High	Low	High
Earnings per share	$0.05	$0.08	$0.09	$0.11
Adjustments:
Depreciation and amortization	0.67	0.67	0.67	0.67
CORE FFO per share allocated to common shareholders	$0.72	$0.75	$0.76	$0.78

(1)

This guidance, including the underlying assumptions presented in the table below, constitutes forward-looking information. Actual full year 2021 EPS and CFFO could vary significantly from the projections presented. See “Forward-Looking Statements” below. Our guidance is based on the key guidance assumptions detailed below.

(2)	Per share guidance is based on 104.2 million weighted average shares and units outstanding.

2021 Guidance Assumptions

Our key guidance assumptions for 2021 are enumerated below and our guidance does not give effect to the announced merger between us and Steadfast Apartment REIT, Inc., merger-related transaction expenses or any equity offerings.

Same Store Communities	Previous 2021 Outlook	Current 2021 Outlook
Number of properties/units	54 properties / 14,955 units	53 properties / 14,843 units
Property revenue growth	3.75% to 5.0%	5.25% to 6.0%
Controllable property operating expense growth	3.0% to 4.0%	2.5% to 3.0%
Real estate tax and insurance expense increase	7.0% to 8.0%	4.0% to 5.0%
Total operating expense growth	4.25% to 5.5%	3.0% to 4.0%
Same store property NOI growth	3.25% to 5.0%	6.5% to 7.5%

Corporate Expenses (including stock compensation)
General and administrative expenses	$16.5 to $18.0 million	$17.0 to $18.0 million
Property management expenses	$8.25 to $8.75 million	$8.25 to $8.75 million

Interest expense (including amortization of deferred financing costs)	$34.0 to $35.5 million	$34.0 to $35.0 million

Transaction/Investment Volume

Acquisition volume	$100 million to $200 million	$100 million to $200 million
Disposition volume	$0 million to $100 million	$40 million to $100 million

Capital Expenditures
Recurring	$7.0 to $7.5 million	$7.0 to $7.5 million
Value add & non-recurring	$28.5 to $32.5 million	$28.5 to $32.5 million

Selected Financial Information

See the schedules at the end of this earnings release for selected financial information for IRT.

Non-GAAP Financial Measures and Definitions

We disclose the following non-GAAP financial measures in this earnings release: FFO, CFFO, NOI and Adjusted EBITDA. Included at the end of this release are definitions of these non-GAAP financial measures and a reconciliation of our reported net income to our FFO and CFFO, a reconciliation of our same store NOI to our reported net income, a reconciliation of our Adjusted EBITDA to net income, and management’s rationales for the usefulness of each of these and other non-GAAP financial measures used in this release.

Conference Call

The date and time of our previously scheduled quarterly conference call, Tuesday, July 27, 2021 at 9:00 AM ET, have been changed. All interested parties can listen to the conference call webcast at 5:00 PM ET on Monday, July 26, 2021 from the investor relations section of the IRT website at www.irtliving.com or by dialing 1.833.789.1330. For those who are not available to listen to the live call, the replay will be available shortly following the live call from the investor relations section of IRT’s website and telephonically until Monday, August 2, 2021 by dialing 1.800.585.8367.

Supplemental Information

We produce supplemental information that includes details regarding the performance of the portfolio, financial information, non-GAAP financial measures, same store information and other useful information for investors. The supplemental information is available via our website, www.irtliving.com, through the "Investor Relations" section.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. (NYSE: IRT) is a real estate investment trust that owns and operates multifamily apartment properties across non-gateway U.S. markets, including Atlanta, Dallas, Louisville, Memphis, Raleigh and Tampa. IRT’s investment strategy is focused on gaining scale within key amenity rich submarkets that offer good school districts, high-quality retail and major employment centers. IRT aims to provide stockholders attractive risk-adjusted returns through diligent portfolio management, strong operational performance, and a consistent return on capital through distributions and capital appreciation. More information may be found on IRT’s website at www.irtliving.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “will,” “strategy,” “expects,” “seeks,” “believes,” “potential,” or other similar words. These forward-looking statements include, without limitation, our expectations with respect to our 2021 earnings and CFFO, capital allocations, including as to the timing and amount of future dividends, and anticipated benefits of our announced merger with Steadfast Apartment REIT, Inc. (“STAR”). Such forward-looking statements involve risks, uncertainties, estimates and assumptions and our actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and not within our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Risks and uncertainties that might cause our future actual results and/or future dividends to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: risks related to the impact of COVID-19 and other potential future outbreaks of infectious diseases on our financial condition, results of operations, cash flows and performance and those of our residents as well as on the economy and real estate and financial markets; changes in market demand for rental apartment homes and pricing pressures, including from competitors, that could limit our ability to lease units or increase rents or that could lead to declines in occupancy and rent levels; uncertainty and volatility in capital and credit markets, including changes that reduce availability, and increase costs, of capital; inability of tenants to meet their rent and other lease obligations and charge-offs in excess of our allowance for bad debt; legislative restrictions that may delay or limit collections of past due rents; risks endemic to real estate and the real estate industry generally; impairment charges; the effects of natural and other disasters; delays in completing, and cost overruns incurred in connection with, our value add initiatives and failure to achieve projected rent increases and occupancy levels on account of the initiatives; the structure, timing and completion of our announced merger with STAR and any effects of the announcement, pendency or completion of the merger, including failure to realize the cost savings, synergies and other benefits expected to result from the merger; the ability to successfully integrate the IRT and STAR businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including failure to receive required stockholder approvals; the risk that the parties may not be able to satisfy the conditions to the merger in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the announced merger; the risk that the merger and its announcement could have an adverse effect on our ability to retain and hire key personnel and maintain relationships with our customers and suppliers, and on our operating results and businesses generally; unexpected costs of REIT qualification compliance; unexpected changes in our intention or ability to repay certain debt prior to maturity; costs and disruptions as the result of a cybersecurity incident or other technology disruption; and share price fluctuations. Please refer to the documents filed by us with the SEC, including specifically the “Risk Factors” sections of our Form 10-K for the year ended December 31, 2020, and our other filings with the SEC, which identify additional factors that could cause actual results to differ from those contained in forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law. In addition, the declaration of dividends on our common stock is subject to the discretion of our Board of Directors and depends upon a broad range of factors, including our results of operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, applicable legal requirements and such other factors as our Board of Directors may from time to time deem relevant. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount of the quarterly dividend described in this press release.

Additional Information and Where to Find It

In connection with its announced merger transaction with STAR, IRT will file with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of IRT and the stockholders of STAR. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Independence Realty Trust, Inc. Contact

Edelman Financial Communications & Capital Markets

Ted McHugh and Lauren Torres

917-365-7979

IRT@edelman.com

Schedule I

Independence Realty Trust, Inc.

Selected Financial Information

(Dollars in thousands, except share and per share amounts)

(unaudited)

For the Three Months Ended
June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Selected Financial Information:
Operating Statistics:
Net income available to common shares	$3,386	$1,086	$13,261	$1,090	$789
Earnings (loss) per share -- diluted	$0.03	0.01	$0.14	$0.01	$0.01
Rental and other property revenue	$57,286	$54,811	$53,923	$54,001	$52,087
Property operating expenses	$22,298	$20,838	$20,138	$22,129	$20,974
Net operating income	$34,988	$33,973	$33,785	$31,872	$31,113
NOI margin	61.1%	62.0%	62.7%	59.0%	59.7%
Adjusted EBITDA	$28,729	$26,389	$28,534	$27,081	$25,643
CORE FFO per share (c)	$0.20	$0.18	$0.22	$0.20	$0.19
Dividends per share	$0.12	$0.12	$0.12	$0.12	$0.12
CORE FFO payout ratio	60.0%	66.7%	54.5%	60.0%	63.2%
Portfolio Data:
Total gross assets	$2,133,021	$1,970,979	$1,962,895	$1,920,513	$1,916,424
Total number of properties	58	56	56	58	58
Total units	16,261	15,667	15,667	15,805	15,805
Period end occupancy	95.6%	95.5%	95.3%	94.4%	93.5%
Total portfolio average occupancy	95.9%	95.4%	95.0%	94.1%	92.9%
Total portfolio average effective monthly rent, per unit	$1,171	$1,142	$1,136	$1,118	$1,108
Same store period end occupancy (a)	95.5%	95.4%	95.3%	94.3%	93.6%
Same store portfolio average occupancy (a)	96.1%	95.3%	95.0%	94.0%	93.1%
Same store portfolio average effective monthly rent, per unit (a)	$1,146	$1,125	$1,117	$1,107	$1,103
Capitalization:
Total debt (d)	$1,036,841	$947,631	$945,686	$1,004,237	$1,008,911
Common share price, period end	$18.23	$15.20	$13.43	$11.59	$11.45
Market equity capitalization	$1,926,218	$1,561,165	$1,376,283	$1,107,144	$1,093,822
Total market capitalization	$2,963,059	$2,508,796	$2,321,969	$2,111,381	$2,102,733
Total debt/total gross assets	48.6%	48.1%	48.2%	52.4%	52.6%
Net debt to Adjusted EBITDA (pro forma) (b)	8.5	x	8.2	x	8.2	x	9.1x	9.2x
Interest coverage	3.4	x	3.1	x	3.2	x	3.0	x	2.8	x
Common shares and OP Units:
Shares outstanding	105,109,649	102,033,733	101,803,762	94,823,806	94,741,146
OP units outstanding	552,360	674,515	674,517	701,986	789,134
Common shares and OP units outstanding	105,662,009	102,708,248	102,478,278	95,525,792	95,530,279
Weighted average common shares and units	102,584,809	102,353,380	95,529,788	95,227,176	95,224,855

(a)	Same store portfolio consists of 53 properties, which represent 14,843 units.
(b)

Reflects pro forma net debt to Adjusted EBITDA for each period presented, which includes adjustments for the timing of acquisitions, the full quarter effect of current value add initiatives, the completion of capital recycling activities including paydown of associated indebtedness, and the normalization of items impacting quarterly EBITDA. Actual net debt to Adjusted EBITDA for the five quarters ended June 30, 2021 was 9.1x, 8.9x, 8.3x, 9.3x, and 9.7x, respectively.

(c)	Reflects adjustment to prior periods to conform to our current definition of CFFO. See our definition of CFFO for additional discussion.
(d)	Includes indebtedness associated with real estate held for sale

Schedule II

Independence Realty Trust, Inc.

Reconciliation of Net Income (loss) to

Funds From Operations and

Core Funds From Operations

(Dollars in thousands, except share and per share amounts)

(unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Funds From Operations (FFO):
Net Income (loss)	$3,407	$799	$4,500	$425
Adjustments:
Real estate depreciation and amortization	16,683	15,156	33,155	29,881
Funds From Operations	$20,090	$15,955	$37,655	$30,306
FFO per share	$0.20	$0.17	$0.37	$0.32
Core Funds From Operations (CFFO):
Funds From Operations	$20,090	$15,955	$37,655	$30,306
Adjustments:
Other depreciation and amortization	80	75	160	178
Abandoned deal costs	—	—	-	130
Casualty losses	—	411	359	411
Core Funds From Operations	$20,170	$16,441	$38,174	$31,025
CFFO per share	$0.20	$0.17	$0.37	$0.33
Weighted-average shares and units outstanding	102,584,809	95,224,855	102,465,624	93,462,270

Schedule III

Independence Realty Trust, Inc.

Reconciliation of Same-Store Net Operating Income to Net Income (loss)

(Dollars in thousands)

(unaudited)

	For the Three-Months Ended (a)
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Reconciliation of same-store net operating income to net income (loss)
Same-store net operating income	$32,043	$31,481	$31,546	$29,545	$29,249
Non same-store net operating income	2,945	2,492	2,239	2,327	1,864
Other revenue	158	301	165	199	181
Property management expenses	(2,176)	(1,943)	(2,183)	(2,078)	(2,077)
General and administrative expenses	(4,241)	(5,942)	(3,233)	(2,912)	(3,574)
Depreciation and amortization expense	(16,763)	(16,552)	(15,396)	(15,232)	(15,231)
Interest expense	(8,559)	(8,385)	(8,872)	(8,917)	(9,202)
Casualty losses	—	(359)	(300)	—	(411)
Gain on sale (loss on impairment) of real estate assets, net	—	—	9,394	(1,840)	—
Net income (loss)	$3,407	$1,093	$13,360	$1,092	$799

(a)Same store portfolio includes 53 properties, which represent 14,843 units.

Schedule IV

Independence Realty Trust, Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

And Interest Coverage Ratio

(Dollars in thousands)

(unaudited)

	Three Months Ended
ADJUSTED EBITDA:	June 30, 2021		March 31, 2021		December 31, 2020		September 30, 2020		June 30, 2020
Net income (loss)	$3,407		$1,093		$13,360		$1,092		$799
Add-Back (Deduct):
Depreciation and amortization	16,763		16,552		15,396		15,232		15,231
Interest expense	8,559		8,385		8,872		8,917		9,202
Net loss on impairment (gain on sale) of real estate assets	—		—		(9,394)		1,840		—
Casualty losses	—		359		300		—		411
Adjusted EBITDA	$28,729		$26,389		$28,534		$27,081		$25,643

INTEREST COST:
Interest expense	$8,559		$8,385		$8,872		$8,917		$9,202

INTEREST COVERAGE:	3.4	x	3.1	x	3.2	x	3.0	x	2.8	x

Schedule V

Independence Realty Trust, Inc.

Definitions

Average Effective Monthly Rent per Unit

Average effective rent per unit represents the average of gross rent amounts, divided by the average occupancy (in units) for the period presented. We believe average effective rent is a helpful measurement in evaluating average pricing. This metric, when presented, reflects the average effective rent per month.

Average Occupancy

Average occupancy represents the average occupied units for the reporting period divided by the average of total units available for rent for the reporting period.

EBITDA and Adjusted EBITDA

Each of EBITDA and Adjusted EBITDA is a non-GAAP financial measure. EBITDA is defined as net income before interest expense including amortization of deferred financing costs, income tax expense, and depreciation and amortization expenses. Adjusted EBITDA is EBITDA before certain other non-cash or non-operating gains or losses related to items such as asset sales, debt extinguishments and acquisition related debt extinguishment expenses, casualty losses, and abandoned deal costs. We consider each of EBITDA and Adjusted EBITDA to be an appropriate supplemental measure of performance because it eliminates interest, income taxes, depreciation and amortization, and other non-cash or non-operating gains and losses, which permits investors to view income from operations without these non-cash or non-operating items. Our calculation of Adjusted EBITDA differs from the methodology used for calculating Adjusted EBITDA by certain other REITs and, accordingly, our Adjusted EBITDA may not be comparable to Adjusted EBITDA reported by other REITs.

Funds From Operations (“FFO”) and Core Funds From Operations (“CFFO”)

We believe that FFO and Core FFO (“CFFO”), each of which is a non-GAAP financial measure, are additional appropriate measures of the operating performance of a REIT and us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss allocated to common shares (computed in accordance with GAAP), excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. While our calculation of FFO is in accordance with NAREIT’s definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to FFO computations of such other REITs.

We updated our definition of CFFO during Q1 2021 to the definition described below. All prior periods have been adjusted to conform to the current CFFO definition.

CFFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including depreciation and amortization of other items not included in FFO, and other non-cash or non-operating gains or losses related to items such as casualty losses, abandoned deal costs and debt extinguishment costs from the determination of FFO.

Our calculation of CFFO may differ from the methodology used for calculating CFFO by other REITs and, accordingly, our CFFO may not be comparable to CFFO reported by other REITs. Our management utilizes FFO and CFFO as measures of our operating performance, and believe they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash or non-recurring items that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and our operating performance between periods. Furthermore, although FFO, CFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we believe that FFO and CFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs. Neither FFO nor CFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and CFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Accordingly, FFO and CFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements. Neither FFO nor CFFO should be considered as an alternative to net income or any other GAAP measurement as an indicator of our operating performance or as an alternative to cash flow from operating, investing, and financing activities as a measure of our liquidity.

Interest Coverage

Interest coverage is a ratio computed by dividing Adjusted EBITDA by interest expense.

Net Debt

Net debt, a non-GAAP financial measure, equals total debt less cash and cash equivalents. The following table provides a reconciliation of total debt to net debt (Dollars in thousands).

We present net debt because management believes it is a useful measure of our credit position and progress toward reducing leverage. The calculation is limited because we may not always be able to use cash to repay debt on a dollar for dollar basis.

	As of
	June 30, 2021	March 31, 2021	December 30, 2020	September 30, 2020	June 30, 2020
Total debt (a)	$1,056,463	$947,631	$945,686	$1,004,237	$1,008,911
Less: cash and cash equivalents	(7,566)	(8,653)	(8,751)	(9,891)	(11,652)
Total net debt	$1,048,897	$938,978	$936,935	$994,346	$997,259
(a)	Includes indebtedness associated with real estate held for sale.

Same Store Portfolio Net Operating Income

We believe that Net Operating Income (“NOI”), a non-GAAP financial measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, casualty related costs, property management expenses, general administrative expenses, interest expense, and net gains on sale of assets.

Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non same store basis because NOI measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

Same Store Properties and Same Store Portfolio

We review our same store portfolio at the beginning of each calendar year. Properties are added into the same store portfolio if they were owned at the beginning of the previous year. Properties that are held-for-sale or have been sold are excluded from the same store portfolio.

Total Gross Assets

Total Gross Assets equals total assets plus accumulated depreciation and accumulated amortization, including fully depreciated or amortized real estate and real estate related assets. The following table provides a reconciliation of total assets to total gross assets (Dollars in thousands).

	As of
	June 30, 2021	March 31, 2021	December 30, 2020	September 30, 2020	June 30, 2020
Total assets	$1,875,122	$1,728,016	$1,734,897	$1,700,428	$1,708,912
Plus: accumulated depreciation	237,684	223,187	208,618	200,258	187,758
Plus: accumulated amortization	20,215	19,776	19,380	19,827	19,754
Total gross assets	$2,133,021	$1,970,979	$1,962,895	$1,920,513	$1,916,424